FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

FIRST BANKERS' BANC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2016



CliftonLarsonAllen

CliftonLarsonAllen LLP
www.claconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
First Bankers' Banc Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Bankers' Banc Securities, Inc. as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. First Bankers' Banc Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion of this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of First Bankers' Banc Securities, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Clifton Larson Allen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 24, 2017

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	60,924
Deposit with Clearing Organization		100,000
Receivables		2,178,501
Securities Owned, at Market Value		12,501,705
Fixed Assets, Net		52,448
Goodwill		6,630,768
Deferred Tax Benefit		30,508
Prepaid and Other Assets		220,803
Total Assets	$	21,775,657

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to Clearing Organization	$	7,897,259
Securities Sold, Not Yet Purchased		951,398
Income Taxes Payable		52,196
Accounts Payable and Accrued Expenses		1,600,739
Total Liabilities		10,501,592

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		2,487,905
Total Stockholder's Equity		11,274,065
Total Liabilities and Stockholder's Equity	$	21,775,657

See accompanying Notes to Statement of Financial Condition.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission, a member of FINRA, and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables

Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes that the amount required for such an allowance would not be material to the financial statements.

Concentration of Risk

Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 87.3% of the Company's accounts receivable balance was from this broker.

Goodwill

Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. During 2016 an internal qualitative evaluation was performed and management has determined that no impairment exists as of the date of these financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in principal transactions. Securities owned by the Company are considered to be trading securities due to the nature of the Company's business.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

> Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

> Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

> Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

The Company has also applied the above measurement principles for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Trading Securities: Trading securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company does not have any securities that are valued with Level 3 inputs.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from five to fifteen years for building improvements, from one to ten years for furniture and fixtures, and from one to five years for computer equipment and software.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Midwest Independent Bancshares, Inc. ("MIB") with Bankers' Bank Investment Services, LLC being majority owned by MIB. It is not subject to federal or state income tax examinations for taxable years prior to 2013. Federal and state income taxes are calculated as if the Company filed on a separate basis.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company adopted the provision of the accounting standards for uncertainty in income taxes. These rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on an audit based on the technical merit of the position. The Company has no material tax positions at December 31, 2016 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest on penalties at December 31, 2016.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date the financial statements were issued. On January 20, 2017, the Company paid a dividend of $350,000 to the Parent. In January 2017, the Company recorded a receivable of $540,000 as the result of being a death beneficiary on a key man life insurance policy, when the insured became deceased in January.

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3   SECURITIES OWNED AND SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist primarily of state and political subdivisions debt instruments carried at market value, as follows on December 31, 2016:

	Owned	Sold, Not Yet Purchased
State and Political Subdivisions Debt Instruments	$ 10,710,963	$ 951,398
Mortgage-Backed Securities	2,883	-
Certificates of Deposit	1,539,921	-
Corporate Bonds	247,938	-
	$ 12,501,705	$ 951,398

NOTE 4   FIXED ASSETS

Fixed assets consist of the following at December 31, 2016:

Building Improvements	$	91,280
Furniture and Fixtures		6,606
Computer Equipment and Software		154,202
Fixed Assets, at Cost		252,088
Less - Accumulated Depreciation		(199,640)
Fixed Assets, Net	$	52,448

NOTE 5   PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2016 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2016 was $7,897,259.

NOTE 6   INCOME TAXES

The deferred tax benefit in the accompanying balance sheet is predominately related to the book to tax differences in accrued expenses and depreciation, and totals $30,508.

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($110,196 at December 31, 2016) of aggregate indebtedness. As of December 31, 2016, the Company had net capital, as defined, of $3,662,181, which exceeded the minimum requirements of $110,196. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2016, the percentage of aggregate indebtedness to net capital for the Company was 45.14 percent.

FIRST BANKERS' BANC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 9   RELATED PARTY TRANSACTIONS

The Parent and the Company have a formal operating and services agreement whereby the parties share employees. The cost reimbursed to the Parent under this agreement is calculated based on actual employee specific costs for those employees of the Parent that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company. The Company reimburses the Parent for these expenses on a quarterly basis.

NOTE 10   OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2016 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair counterparty's ability to satisfy its obligations to the Company.

NOTE 11   FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances, by category, of the financial assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 10,710,963	$ -	$ 10,710,963
Mortgage-Backed Securities	-	2,883	-	2,883
Certficates of Deposit	-	1,539,921	-	1,539,921
Corporate Bonds	-	247,938	-	247,938
	$ -	$ 12,501,705	$ -	$ 12,501,705
Liabilities:				
Securities Sold, Not Yet Purchased	$ 951,398	$ -	$ -	$ 951,398

NOTE 12   OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through September 2017, Overland Park, Kansas through December 2017 and Lincoln, Nebraska through May 2022. As of December 31, 2016, the future minimum rental payments under these leases are as follows:

2017	$	166,712
2018		13,700
2019		14,111
2020		14,534
2021		14,970
2022		6,314
Total	$	230,341